SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(a)

COMDISCO HOLDING COMPANY, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

200334100

(CUSIP Number)

MARC D. HAMBURG
BERKSHIRE HATHAWAY INC.
1440 KIEWIT PLAZA
OMAHA, NEBRASKA 68131
(402) 346-1400

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

October 1, 2002

(Date of Event Which Requires Filing of this Statement)

If the person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-(g), check the following box  ☐.

Note.    Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 13 pages)

[1]
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 200334100	13D	2 OF 13 PAGES

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Warren E. Buffett

2.	Check the Appropriate Box if a Member of a Group*	(a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds N/A

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization United States Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 1,471,852 9. Sole Dispositive Power 0 10. Shared Dispositive Power 1,471,852

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,471,852

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐

13.	Percent of Class Represented by Amount in Row (11) 35.04%

14.	Type of Reporting Person* HC, IN

CUSIP NO. 200334100	13D	3 OF 13 PAGES

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Berkshire Hathaway Inc.

2.	Check the Appropriate Box if a Member of a Group*	(a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds N/A

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 1,471,852 9. Sole Dispositive Power 0 10. Shared Dispositive Power 1,471,852

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,471,852

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐

13.	Percent of Class Represented by Amount in Row (11) 35.04%

14.	Type of Reporting Person* HC, CO

CUSIP NO. 200334100	13D	4 OF 13 PAGES

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) OBH, Inc.

2.	Check the Appropriate Box if a Member of a Group*	(a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds N/A

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 1,471,852 9. Sole Dispositive Power 0 10. Shared Dispositive Power 1,471,852

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,471,852

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐

13.	Percent of Class Represented by Amount in Row (11) 35.04%

14.	Type of Reporting Person* CO

CUSIP NO. 200334100	13D	5 OF 13 PAGES

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) BH Columbia Inc.

2.	Check the Appropriate Box if a Member of a Group*	(a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds N/A

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Nebraska

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 305,364 9. Sole Dispositive Power 0 10. Shared Dispositive Power 305,364

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 305,364

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐

13.	Percent of Class Represented by Amount in Row (11) 7.27%

14.	Type of Reporting Person* CO

CUSIP NO. 200334100	13D	6 OF 13 PAGES

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Columbia Insurance Company

2.	Check the Appropriate Box if a Member of a Group*	(a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds N/A

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Nebraska

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 305,364 9. Sole Dispositive Power 0 10. Shared Dispositive Power 305,364

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 305,364

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐

13.	Percent of Class Represented by Amount in Row (11) 7.27%

14.	Type of Reporting Person* IC, CO

CUSIP NO. 200334100	13D	7 OF 13 PAGES

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) BH Finance LLC

2.	Check the Appropriate Box if a Member of a Group*	(a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds N/A

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Nebraska

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 305,364 9. Sole Dispositive Power 0 10. Shared Dispositive Power 305,364

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 305,364

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐

13.	Percent of Class Represented by Amount in Row (11) 7.27%

14.	Type of Reporting Person* OO – Limited Liability Company

CUSIP NO. 200334100	13D	8 OF 13 PAGES

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) National Indemnity Company

2.	Check the Appropriate Box if a Member of a Group*	(a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds N/A

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Nebraska

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 1,150,233 9. Sole Dispositive Power 0 10. Shared Dispositive Power 1,150,233

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,150,233

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐

13.	Percent of Class Represented by Amount in Row (11) 27.38%

14.	Type of Reporting Person* IC, CO

CUSIP NO. 200334100	13D	9 OF 13 PAGES

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) National Fire & Marine Insurance Company

2.	Check the Appropriate Box if a Member of a Group*	(a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds N/A

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Nebraska

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 16,255 9. Sole Dispositive Power 0 10. Shared Dispositive Power 16,255

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,255

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐

13.	Percent of Class Represented by Amount in Row (11) 0.39%

14.	Type of Reporting Person* IC, CO

CUSIP NO. 200334100	13D	10 OF 13 PAGES

This Statement on Schedule 13D is filed in connection with the issuance of 1,471,852 shares (“Shares”) of common stock, par value $0.01 per share, of Comdisco Holding Company, Inc. (the “Company”) to BH Finance LLC (“Finance”), National Indemnity Company (“NICO”) and National Fire & Marine Insurance Company (“NFMIC”). Finance is a wholly owned subsidiary of Columbia Insurance Company (“Columbia”). Columbia is a wholly owned subsidiary of BH Columbia Inc. (“BH Columbia”). BH Columbia, NICO and NFMIC are each wholly owned subsidiaries of OBH, Inc. (“OBH”), which is a wholly owned subsidiary of Berkshire. Berkshire, together with Finance, NICO, NFMIC, Columbia, BH Columbia and OBH, are referred to herein as the “Berkshire Entities.”

ITEM 1.    SECURITY AND ISSUER.

The name of the subject company is Comdisco Holding Company, Inc., a Delaware corporation, and the address of its principal executive offices is 6111 North River Road, Rosemont, Illinois 60018. The class of securities to which this statement relates is the common stock of the Company, par value $0.01 per share (“Common Stock”).

ITEM 2.    IDENTITY AND BACKGROUND.

(a)-(c); (f)  This Statement is filed by the Berkshire Entities and Warren E. Buffett, who may be deemed to control the Berkshire Entities. The information concerning the name, state or other place of organization, principal business, principal business address and the address of the principal office of each of the Berkshire Entities and Mr. Buffett, and the information concerning the name, business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment or occupation is conducted, and the citizenship of Mr. Buffett and each of the executive officers and directors of the Berkshire Entities is filed as Exhibit 1 hereto.

(d); (e)  During the last five years, none of the Berkshire Entities or Mr. Buffett, nor, to the best of their knowledge, any of the directors or executive officers of the Berkshire Entities has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Shares were issued to Finance, NICO and NFMIC pursuant to the First Amended Joint Plan of Reorganization of Comdisco, Inc. and its Affiliated Debtors and Debtors in Possession (collectively, the “Debtors”) under Chapter 11 of the Bankruptcy Code (the “Plan”) filed with the U.S. Bankruptcy Court (a copy of which is filed as Exhibit 2 to this Schedule). Finance was a creditor of Debtors through its ownership of interests in certain credit agreements of Debtors, and NICO and NFMIC were creditors of Debtors through their ownership of certain corporate debt of Debtors (such interests, collectively, the “Debt Interests”). The aggregate claims of Finance, NICO and NFMIC totalled approximately $1.4 billion. The U.S. Bankruptcy Court entered a confirmation order with respect to the Plan on July 30, 2002, and the Plan became effective on August 12, 2002. Pursuant to the Plan, on or about October 1, 2002, the Company initiated the distribution of shares of its Common Stock, cash and other securities to its creditors, including Finance, NICO and NFMIC, in satisfaction, discharge and release of the claims of its creditors.

ITEM 4.    PURPOSE OF TRANSACTION.

Finance, NICO and NFMIC’s purpose in acquiring the Debt Interests was to obtain the opportunity to profit from a restructuring of Debtor. The Shares issued under the

CUSIP NO. 200334100	13D	11 OF 13 PAGES

Plan (as well as the other securities issued to Finance, NICO and NFMIC under the Plan) in satisfaction, discharge and release of the claims of creditors, including the Debt Interests, are being held for investment purposes.

One or more entities within the Berkshire group of companies, including one or more of the reporting persons filing this Schedule, may determine to purchase additional shares of the Company’s Common Stock or other securities in the open market or otherwise, depending upon price, market conditions, availability of funds, evaluation of alternative investments and other factors. While none of the persons filing this Schedule has any present plans to sell any of the Shares or other securities of the Company held by it, one or more of them could determine, based upon the same set of factors listed above with respect to purchases, to sell some or all of the Shares or other securities of the Company held by them.

The reporting persons filing this Schedule 13D have no plans or proposals that relate to or would result in: an extraordinary corporate transaction involving the Company or any of its subsidiaries; a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; a change in the present board of directors or management of the Company; a material change in the present capitalization or dividend policy of the Company; any other material change in the Company’s business or corporate structure, changes in the Company’s charter or bylaws or other actions that might impede the acquisition of control of the Company by any other person; causing securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association; causing securities of the Company to be eligible for termination of registration pursuant to the Securities Exchange Act of 1934; or any other similar action.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

(a)  Finance is the holder of record of 305,364 Shares, or 7.27% of the Company’s outstanding Common Stock. NICO is the holder of record of 1,150,233 Shares, or 27.38% of the Company’s outstanding Common Stock. NFMIC is the holder of record of 16,255 Shares, or 0.39% of the Company’s outstanding Common Stock.

Warren E. Buffett may be deemed to control Berkshire, which controls each of Finance, NICO and NFMIC. Both Mr. Buffett and Berkshire thus may be considered to have beneficial ownership of the entire 1,471,852 shares of Common Stock owned of record by Finance, NICO and NFMIC. OBH, a direct subsidiary of Berkshire and the direct parent company of NICO, NFMIC and BH Columbia, may also be considered to have beneficial ownership of the entire 1,471,852 shares of Common Stock owned of record by Finance, NICO and NFMIC. BH Columbia and its direct subsidiary, Columbia, which is the direct parent company of Finance, may also be considered to have beneficial ownership of the 305,364 shares of Common Stock owned of record by Finance.

(b)  Each of Finance, NICO and NFMIC has both voting and investment power with respect to the Shares indicated as owned of record by it in Item 5(a). However, Warren E. Buffett, Chairman of the Board of Berkshire, who may be deemed to control these companies, directs the investments and voting of each of these companies. Thus, Mr. Buffett, Berkshire and the subsidiaries of Berkshire that directly or indirectly control Finance, NICO and NFMIC share voting power and investment power with respect to the Shares owned by each of these companies.

(c)  None of the Berkshire Entities or Mr. Buffett nor, to their knowledge, any executive officer or director of the Berkshire Entities, has engaged in any transaction in any shares of the Company’s Common Stock during the sixty day period immediately preceding the date hereof.

(d)  and  (e)  Not applicable.

ITEM 6.    CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
                  TO SECURITIES OF THE ISSUER.

CUSIP NO. 200334100	13D	12 OF 13 PAGES

Other than contracts described in the Plan with respect to security holders generally, none of the Berkshire Entities or Mr. Buffett nor, to their knowledge, any executive officer or director of the Berkshire Entities, has any contracts, arrangements, understandings or relationships with any persons with respect to any securities of the Company.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

(1)   Executive Officers and Directors of the Berkshire Entities.

(2)  First Amended Joint Plan of Reorganization of Comdisco, Inc. and its Affiliated Debtors and Debtors in Possession, as confirmed on July 30, 2002, incorporated herein by reference from Exhibit T3E-2 to Amendment No. 2 to the Application for Qualification on Form T-3, filed with the Securities and Exchange Commission by the Company and Comdisco, Inc. on August 9, 2002.

(3)  Joint Filing Agreement required by Rule 13d-1(k)(1).

CUSIP NO. 200334100	13D	13 OF 13 PAGES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement on Schedule 13D is true, complete, and correct.

Dated: October 11, 2002	BERKSHIRE HATHAWAY INC.

	By:	/s/ MARC D. HAMBURG
Marc D. Hamburg Vice President and Chief Financial Officer

OBH, INC.

By:	/s/ MARC D. HAMBURG
Marc D. Hamburg Vice President

BH COLUMBIA INC.

By:	/s/ MARC D. HAMBURG
Marc D. Hamburg President

COLUMBIA INSURANCE COMPANY

By:	/s/ MARC D. HAMBURG
Marc D. Hamburg Treasurer

BH FINANCE LLC

By:	/s/ MARC D. HAMBURG
Marc D. Hamburg President

NATIONAL INDEMNITY COMPANY

By:	/s/ MARC D. HAMBURG
Marc D. Hamburg Treasurer

NATIONAL FIRE & MARINE INSURANCE COMPANY

By:	/s/ MARC D. HAMBURG
Marc D. Hamburg Treasurer

WARREN E. BUFFETT

/s/ WARREN E. BUFFETT